Exhibit 99.2

IFRS INR Press Release

Infosys (NYSE: INFY) announces results for the Quarter and Year ended March 31, 2018

Revenues from Digital offerings at $ 2.79 billion (25.5% of total revenues) for FY 18. In Q4, digital revenues grew sequentially by 3.6% in constant currency terms

The company entered into a definitive agreement to acquire WongDoody Holding Company, Inc., a US-based digital creative and consumer insights agency

FY 18 revenues grew by 7.2% in USD terms, 5.8% in constant currency terms, with operating margins at 24.3%

Bengaluru, India – April 13, 2018

1.	Highlights of financial results for the quarter and year ended March 31, 2018

•	Q4 revenues grew year-on-year by 5.6% in INR terms; 6.4% in constant currency terms
•	Q4 revenues grew sequentially by 1.6% in INR terms; 0.6 % in constant currency terms
•	Q4 operating margin improved to 24.7% from 24.3% in Q3 18
•	Q4 Basic EPS at 16.98; year-on-year growth of 7.7%
•	FY 18 Basic EPS at 71.07; year-on-year growth of 13.2%
•	FY 18 Basic EPS of 71.07 includes positive impact of 5.88 from Advance Pricing Agreement (APA) with the US IRS concluded earlier in the year
•	Board recommended a final dividend of 20.50 per share and a special dividend of 10 per share
•	FY 19 revenue guidance in constant currency at 6%-8%; FY 19 operating margin range at 22%-24%

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended March 31, 2018

•         Revenues were 18,083 crore for the quarter ended March 31, 2018

YoY growth of 5.6%; QoQ growth of 1.6%;

•         Operating profit was 4,472 crore for the quarter ended March 31, 2018

YoY growth of 6.2%; QoQ growth of 3.5%;

•	Net profit was 3,690 crore for the quarter ended March 31, 2018
YoY growth of 2.4%; QoQ decline of 28.1%; Q3 FY 18 net profits included positive impact of 1,432 crore on account of conclusion of an APA with the US IRS

•         Basic EPS at 16.98 for the quarter ended March 31, 2018

Consolidated results under International Financial Reporting Standards (IFRS) for the year ended March 31, 2018

•	Revenues were 70,522 crore for the year ended March 31, 2018 YoY growth of 3.0% in reported terms; 5.8% in constant currency terms
•	Operating profit was 17,148 crore for the year ended March 31, 2018 YoY growth of 1.5%
•	Net profit was 16,029 crore for the year ended March 31, 2018 YoY growth of 11.7%
FY 18 net profits included positive impact on account of conclusion of an APA with the US IRS

“I am pleased with our healthy revenue growth, profitability, and cash generation in Q4. Our robust performance is a reflection of the strong impact we have with our clients and the dedication of our employees. ‘Navigating Your Next’ is our aspiration of how we will partner with each one of our clients.” said Salil Parekh, CEO. “We will execute our strategy around the four pillars of Scaling our Agile Digital business which is today US$2.79 billion in revenue, Energizing our client’s Core technology landscape via AI and automation, Re-skilling our employees, and Expanding our localization in markets such as US, Europe, and Australia.”

“Revenue productivity per employee was stable during the year as the benefits of automation and newer services kicked in. Employee utilization remained healthy.” said Pravin Rao, COO. “During the quarter, we provided highest level of variable payouts in several years. We will be rolling out compensation increases for a large part of our workforce effective April 1st.”

“Our operating margins during the quarter and fiscal 2018 were resilient due to unwavering focus on productivity and operational efficiency, leading to a robust cash generation. During the year, the company implemented the capital allocation policy including the successful closure of $2 billion share buyback program in December 2017 and healthy increase in Dividend Per Share for the year.” said M.D. Ranganath, CFO. “Our margin guidance reflects our emphasis on digital-led growth and focused investments in this journey.”

2.	Outlook for FY 2019

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2019, under IFRS is as follows:

•	Revenues are expected to grow 6%-8% in constant currency*;
•	Revenues are expected to grow 8.2%-10.2% in INR terms based on the exchange rates as of March 31, 2018**

*FY 18 constant currency rates - AUD/USD – 0.78; Euro/USD – 1.18; GBP/USD – 1.33

**Currency rates as of March 31, 2018 – 1 US $ = 65.18

3.	Capital Allocation

The Board, in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

The key aspects of the Capital Allocation Policy are:

i.		The Board has decided to retain the current policy of returning upto 70 % of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes Dividend Distribution Tax (DDT).

ii.		In addition to the above, out of the cash on the Balance Sheet, the Board has identified an amount of upto 13,000 crores ($2 billion*) to be paid to shareholders in the following manner:

	a)	A special dividend of 10 per share ($0.15 per ADR*) resulting in a payout of approximately 2,600 crore (approximately $400 million*) in June 2018

	b)	Identified an amount of upto approximately 10,400 crore (approximately $1,600 million*) to be paid out to shareholders for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any. Further announcements in this regard will be made, as appropriate, in due course.

*USD/INR exchange rate at 65.00

4.	Dividend Payout

For the Financial Year 2018, the Board recommended a final dividend of 20.50 per share ($0.31 per ADR) amounting to 5,349 crore ($821 million) including DDT. After including the interim dividend of 13 per share, the total dividend for Financial Year 2018 will amount to 33.50 per share resulting in a payout of 8,771 crore ($1,349 million) including DDT, which will amount to approximately 70% of free cash flow for the Financial Year 2018. The total dividend of 33.50 per share is approximately 30% higher than total dividend of 25.75 per share for Financial Year 2017.

The aggregate dividend including the special dividend of 10 per share ($0.15 per ADR) works out to 43.50 per share ($0.67 per ADR) resulting in an aggregate dividend payout of approximately 11,371 crore (approximately $1,749 million), including DDT.

5.	Lead Independent Director

The Board appointed Kiran Mazumdar-Shaw, Independent Director as the Lead Independent Director of the Board.

6.	Acquisition

On April 13, 2018, the Company entered into a definitive agreement to acquire WongDoody Holding Company, Inc., a US-based digital creative and consumer insights agency for a total consideration of up to $75 million including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

7.	Review of Subsidiaries

In the quarter ended March 31, 2018, on conclusion of a strategic review of its portfolio of businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to 2,060 crore ($316 million) and liabilities amounting to 324 crore ($50 million) in respect of the disposal group have been reclassified and presented as "held for sale".

On reclassification, an impairment loss of 118 crore ($18 million) in respect of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018. The corresponding write down in the investment value of Panaya in the standalone financial statements of Infosys Ltd. is 589 crore ($90 million).

About Infosys Ltd.

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this release, including those concerning our future growth prospects are forward-looking statements regarding our future business expectations, the amount and timing of future dividends and other potential future payments to shareholders, and the intent to identify potential buyers for Skava and Panaya and the anticipated timing to complete such sales, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited those relating to risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry, capital allocation policy and the ability and timing to identify buyers for Skava and Panaya and to successfully complete such sales. Additional risks that could cause actual results to differ materially are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 408 375 2722 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as at

(In crore except share data)

	March 31, 2018	March 31, 2017
ASSETS
Current assets
Cash and cash equivalents	19,818	22,625
Current investments	6,407	9,970
Trade receivables	13,142	12,322
Unbilled revenue	4,261	3,648
Prepayments and other current assets	4,313	4,856
Derivative financial instruments	16	284
	47,957	53,705
Assets held for sale(4)	2,060	–
Total current assets	50,017	53,705
Non-current assets
Property, plant and equipment	12,143	11,716
Goodwill	2,211	3,652
Intangible assets	247	776
Investment in associate	–	71
Non-current investments	5,756	6,382
Deferred income tax assets	1,282	540
Income tax assets	6,070	5,716
Other non-current assets	2,164	797
Total non-current assets	29,873	29,650
Total assets	79,890	83,355
LIABILITIES AND EQUITY
Current liabilities
Trade payables	694	367
Derivative financial instruments	42	2
Current income tax liabilities	2,043	3,885
Client deposits	38	32
Unearned revenue	2,295	1,777
Employee benefit obligations	1,421	1,359
Provisions	492	405
Other current liabilities	6,756	6,186
	13,781	14,013
Liabilities directly associated with assets held for sale(4)	324	–
Total current liabilities	14,105	14,013
Non-current liabilities
Deferred income tax liabilities	541	207
Employee benefit obligations	48	–
Other non-current liabilities	272	153
Total liabilities	14,966	14,373
Equity
Share capital- 5 par value 2,40,00,00,000 (2,40,00,00,000) equity shares authorized, issued and outstanding 2,17,33,12,301 (2,28,56,55,150), net of 1,08,01,956 (1,12,89,514) treasury shares, as of March 31, 2018 (March 31, 2017), respectively	1,088	1,144
Share premium	186	2,356
Retained earnings	61,241	65,056
Cash flow hedge reserves	–	39
Other reserves	1,583	–
Capital redemption reserve	56	–
Other components of equity	769	387
Total equity attributable to equity holders of the company	64,923	68,982
Non-controlling interests	1	–
Total equity	64,924	68,982
Total liabilities and equity	79,890	83,355

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except equity share and per equity share data)

	Three months ended March 31, 2018	Three months ended March 31, 2017	Year ended March 31, 2018	Year ended March 31, 2017
Revenues	18,083	17,120	70,522	68,484
Cost of sales	11,554	10,770	45,130	43,253
Gross profit	6,529	6,350	25,392	25,231
Operating expenses:
Selling and marketing expenses	947	889	3,560	3,591
Administrative expenses	1,110	1,249	4,684	4,739
Total operating expenses	2,057	2,138	8,244	8,330
Operating profit	4,472	4,212	17,148	16,901
Other income, net(4)(5)	534	746	3,193	3,080
Share in net profit/(loss) of associate, including impairment(6)	–	(25)	(71)	(30)
Profit before income taxes	5,006	4,933	20,270	19,951
Income tax expense(3)	1,316	1,330	4,241	5,598
Net profit(3)	3,690	3,603	16,029	14,353
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of the net defined benefit liability/asset, net	34	20	55	(45)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	–	–	–	(35)
Equity instruments through other comprehensive income, net	9	(5)	7	(5)
Items that will be reclassified subsequently to profit or loss:
Fair value changes on derivatives designated as cash flow hedge, net	2	11	(39)	39
Exchange differences on translation of foreign operations	200	(197)	321	(257)
Fair value changes on investments, net	(15)	(10)	(1)	(10)
Total other comprehensive income/(loss), net of tax	230	(181)	343	(313)
Total comprehensive income	3,920	3,422	16,372	14,040
Profit attributable to:
Owners of the Company	3,690	3,603	16,029	14,353
Non-controlling interests	–	–	–	–
	3,690	3,603	16,029	14,353
Total comprehensive income attributable to:
Owners of the Company	3,920	3,422	16,372	14,040
Non-controlling interests	–	–	–	–
	3,920	3,422	16,372	14,040
Earnings per equity share(3)
Basic ()	16.98	15.77	71.07	62.80
Diluted ()	16.97	15.76	71.00	62.77
Weighted average equity shares used in computing earnings per equity share
Basic	2,173,277,060	2,285,654,881	2,255,332,322	2,285,639,447
Diluted	2,174,808,512	2,286,652,003	2,257,573,870	2,286,396,745

NOTES:

1.	The audited Consolidated Balance sheet and Statement of Comprehensive Income for the three months and year ended March 31, 2018 have been taken on record at the Board meeting held on April 13, 2018.

2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com

3.	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has, in accordance with the APA, reversed income tax expense provision of 1,432 crore ($225 million) which pertains to previous periods which are no longer required. Consequently, profit for the quarter ended December 31, 2017 and the year ended March 31, 2018 has increased and therefore has led to an increase in Basic earnings per equity share by 6.29 for quarter ended December 31, 2017 and 5.88 for the year ended March 31, 2018.

4.	In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “disposal group”). The Company anticipates completion of the sale by March 2019 and accordingly, assets amounting to 2,060 crore and liabilities amounting to 324 crore in respect of the disposal group have been reclassified as “held for sale". On reclassification, the disposal group has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of 118 crore in respect of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018. The disposal group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations

5.	Other income includes 262 crore towards interest on income tax refund for the year ended March 31, 2018

6.	During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the year ended March 31, 2017 was 18 crore.